FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          MAY 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

                                TABLE OF CONTENTS

Document 1           News Release dated May 18, 2006
Document 2           Material Change Report dated May 18, 2006
Document 3           News Release dated May 24, 2006
Document 4           Material Change Report dated May 24, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                         www.amadorgold.com
MAY 18, 2006                                                           TSXV: AGX

                       GOULD COPPER MINE PROPERTY ACQUIRED

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, it has entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 payable over four years, 160,000 shares payable over four years and a work commitment of $100,000 over four years. There is a 2% net smelter return payable, of which half may be purchased for $750,000.

Amador has optioned the road accessible Gould Copper Mine Property located 26 km west of Elliot Lake. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgold.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia, V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  May 18, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on May 18, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced that, subject to regulatory approval, it has entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced that, subject to regulatory approval, it has entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 payable over four years, 160,000 shares payable over four years and a work commitment of $100,000 over four years. There is a 2% net smelter return payable, of which half may be purchased for $750,000.

                  Amador has optioned the road accessible Gould Copper Mine Property located 26 km west of Elliot Lake. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated at  Vancouver,  British  Columbia  this 18th day of May,
                  2006.

                                                                      DOCUMENT 3

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                         www.amadorgold.com
MAY 24, 2006                                                           TSXV: AGX

                         EAST BRECCIA PROPERTY ACQUIRED

AMADOR GOLD CORP. (TSXV: AGX) is pleased to announce, subject to regulatory approval, the acquisition of a 100% interest in the East Breccia Property located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration for the Property consists of $142,000 payable over four years, 300,000 shares payable over four years and a work commitment of $160,000 over four years. There is a 2% net smelter return payable which may be purchased for $2,000,000. Advance royalty payments of $15,000 per year are payable each commencing after the fourth year.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

Amador plans to complete compilation of existing data for the East and West Breccias followed by drilling and trenching to assess the tonnage and grade potential.

OON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
---------------------
Richard W. Hughes
President

FURTHER INFORMATION CAN BE FOUND ON THE COMPANY'S WEB-SITE AT www.amadorgold.com

  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 4

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

ITEM 1.           NAME AND ADDRESS OF COMPANY

                  Amador Gold Corp.
                  711 - 675 West Hastings Street
                  Vancouver, British Columbia
                  V6B 1N2

ITEM 2.           DATE OF MATERIAL CHANGE:

                  May 24, 2006

ITEM 3.           NEWS RELEASE

                  The press release was issued on May 24, 2006 in Vancouver, Canada.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                  The Company announced the acquisition of a 100% interest in the East Breccia Property located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario.

ITEM. 5           FULL DESCRIPTION OF MATERIAL CHANGE

                  The Company announced, subject to regulatory approval, the acquisition of a 100% interest in the East Breccia Property located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration for the Property consists of $142,000 payable over four years, 300,000 shares payable over four years and a work commitment of $160,000 over four years. There is a 2% net smelter return payable which may be purchased for $2,000,000. Advance royalty payments of $15,000 per year are payable each commencing after the fourth year.

                  The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

                  The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

                  Amador plans to complete compilation of existing data for the East and West Breccias followed by drilling and trenching to assess the tonnage and grade potential.

ITEM 6.           RELIANCE ON  SUBSECTION  7.1(2) OR (3) OF NATIONAL  INSTRUMENT
                  51-102

                  Not   applicable.   This  report  is  not  being  filed  on  a
                  confidential basis.

ITEM 7.           OMITTED INFORMATION

                  Not applicable.

ITEM 8.           EXECUTIVE OFFICER

                  Richard Hughes
                  President
                  Telephone:        (604) 685-2222

ITEM 9.           DATE OF REPORT

                  Dated at  Vancouver,  British  Columbia  this 18th day of May,
                  2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    May 30, 2006             BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary